UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Afya Limited
(Name of Issuer)

Class A Common Shares, par value $0.00005 per share
(Title of Class of Securities)

G01125 106
(CUSIP Number)

August 10, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON Crescera Educacional II Fundo de Investimento em Participações Multiestratégia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON CO

(1)	Aggregate amount beneficially owned by Crescera Educacional II Fundo de Investimento em Participações Multiestratégia (the “Reporting Person”) as of December 22, 2021.

ITEM 1.	(a)	Name of Issuer: Afya Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503

Vila da Serra, Nova Lima, Minas Gerais, Brazil

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by the Reporting Person.

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of Crescera Educacional II Fundo de Investimento em Participações Multiestratégia is Av. Brigadeiro Faria Lima, 3144 - 3º Andar Itaim Bibi - São Paulo, São Paulo, Brazil.

(c)	Citizenship or Place of Organization:

See row 4 of the cover pages to this Schedule 13G.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class A common shares, par value $0.00005 per share.

(e)	CUSIP Number:

G01125 106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

The information set forth in Item 2 above is incorporated by reference for the Reporting Person.

(a)	Amount beneficially owned:

See row 9 of the cover sheet of the Reporting Person.

(b)	Percent of class:

See row 11 of the cover sheet of the Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of the cover sheet of the Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See row 6 of the cover sheet of the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of the cover sheet of the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of the cover sheet of the Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

On August 10, 2021, the Reporting Person sold 23,074,134 Class B common shares to Bertelsmann SE & Co. KGaA (“Bertelsmann”) and Erste WV Gütersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2021

CRESCERA EDUCACIONAL II FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

By:	/s/ Daniel Arthur Borghi
Name: Daniel Arthur Borghi
Title: Director

By:	/s/ Felipe Samuel Argalji
Name: Felipe Samuel Argalji
Title: Director